SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

eFFECTOR Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28202V108

(CUSIP Number)

Dale Holladay

c/o U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, CA 94025

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 28202V108	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners X, L.P. (“USVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

4,672,628 shares, except that Presidio Management Group X, L.L.C. (“PMG X”), the general partner of USVP X, may be deemed to have sole voting power with respect to such shares, and Casey M. Tansey (“Tansey”), the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Jonathan D. Root (“Root”), a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		4,672,628 shares, except that PMG X, the general partner of USVP X, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,672,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.5%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 28202V108	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). USVP X Affiliates, L.P. (“AFF X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

149,486 shares, except that PMG X, the general partner of AFF X, may be deemed to have sole voting power with respect to such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		149,486 shares, except that PMG X, the general partner of AFF X, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	149,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.4%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 28202V108	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group X, L.L.C. (“PMG X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. PMG X, the general partner of USVP X and AFF X, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER.

4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. PMG X, the general partner of USVP X and AFF X, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,822,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.9%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 28202V108	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8

SHARED VOTING POWER.

4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares.

	9

SOLE DISPOSITIVE POWER.

4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,822,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 28202V108	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole power to vote such shares.

	8	SHARED VOTING POWER. 0 shares.
	9

SOLE DISPOSITIVE POWER.

4,822,114 shares, of which 4,672,628 shares are directly owned by USVP X and 149,486 shares are directly owned by AFF X. Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,822,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 28202V108	13D	Page 7 of 13 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of eFFECTOR Therapeutics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 11120 Roselle Street, Suite A, San Diego, California. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) U.S. Venture Partners X, L.P., a Delaware limited partnership, (ii) USVP X Affiliates, L.P., a Delaware limited partnership, (iii) Presidio Management Group X, L.L.C., a Delaware limited liability company, (iv) Jonathan D. Root, a citizen of the United States, and (v) Casey M. Tansey, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

USVP X and AFF X are venture capital funds. PMG X is the general partner of USVP X and AFF X. Root is a managing member of PMG X and Tansey is the managing partner of PMG X. The principal business office of the Reporting Persons is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

The Business Combination (as defined below) closed on August 25, 2021 (the “Closing”). Effective upon the Closing, among other things, the Merger Sub merged with and into Original eFFECTOR (the “Business Combination”), with Original eFFECTOR surviving the Merger (the “Surviving Company”) as a wholly owned subsidiary of the Company. In connection with the Business Combination, Original eFFECTOR was renamed “eFFECTOR Therapeutics Operations, Inc.” and the Company, previously known as Locust Walk Acquisition Corp., was renamed “eFFECTOR Therapeutics, Inc.” Effective upon the Closing, among other things, each share of Original eFFECTOR’s existing common and preferred stock was automatically cancelled and converted into shares of Common Stock at the Exchange Ratio (as defined in the Merger Agreement). The above summary is qualified by reference to such description and the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by reference.

In August 2021, 25,015,222 shares of Series A Preferred, 9,197,554 shares of Series B Preferred and 7,020,627 shares of Series C Preferred of Original eFFECTOR held by USVP X converted into an aggregate of 41,233,403 shares of Original eFFECTOR common stock which subsequently converted into 3,981,940 shares of common stock of the Company pursuant to that certain Agreement and Plan of Merger by and among, the Company, Locust Walk Merger Sub, Inc. (“Merger Sub”), and eFFECTOR Therapeutics, Inc. (“Original eFFECTOR”), dated as of May 26, 2021 (the “Merger Agreement”).

In August 2021, 800,281 shares of Series A Preferred, 294,246 shares of Series B Preferred and 224,604 shares of Series C Preferred of Original eFFECTOR held by AFF X converted into an aggregate of 1,319,131 shares of Original eFFECTOR common stock which subsequently converted into 127,389 shares of common stock of the Company pursuant to the Merger Agreement.

CUSIP No. 28202V108	13D	Page 8 of 13 Pages

Concurrent with the closing of the Merger, USVP X purchased 690,888 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $6,908,880.00 and AFF X purchased 22,097 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $220,970.00.

In connection with the Merger, USVP X received an earn-out right for an aggregate of 586,573 shares of Common Stock and AFF X received an earn-out right for an aggregate of 18,765 shares of Common Stock.   Each earn-out right represents a contingent right to receive one share of the Company’s Common Stock. The earn-out right vests upon the Company's Common Stock achieving a price per share which equals or exceeds $20.00 over at least 20 trading days out of a 30 consecutive trading day period prior to August 26, 2023.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired either (i)  pursuant to the Agreement and Plan of Merger by and among, the Company, Locust Walk Merger Sub, Inc. (“Merger Sub”), and eFFECTOR Therapeutics, Inc. (“Original eFFECTOR”), dated as of May 26, 2021 (the “Merger Agreement”) or (ii) pursuant to the terms of a Subscription Agreement by and between the Company and USVP X and AFF X (the “PIPE Financing”).

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Registration Rights Agreement by and among the Company, USVP X, AFF X and PMG X and certain other parties thereto, dated as of August 25, 2021.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

CUSIP No. 28202V108	13D	Page 9 of 13 Pages

Root is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 40,669,373 outstanding shares of common stock outstanding as disclosed by the Company in its Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 31, 2021.

(c)           Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the common stock of the Company during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreements of USVP X and AFF X, the limited liability company agreement of PMG X, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or member.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under certain circumstances set forth in the limited partnership agreements of USVP X and AFF X, the limited liability company agreement of PMG X, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or member.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Jonathan D. Root, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.2 to the Company’s Registration Statement on Form S-4 filed on August 5, 2021 and is incorporated herein by reference.

CUSIP No. 28202V108	13D	Page 10 of 13 Pages

In connection with the Business Combination, USVP X and AFF X, Mr. Root and certain of the Company’s other investors entered into the Amended and Restated Registration Rights Agreement, dated August 25, 2021, with the Company (the “Rights Agreement”). Upon the closing of the Business Combination, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Company file a registration n statement or request that their shares be covered by a registration statement that the Company is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Company’s Proxy Statement (File No. 333-257091) (the “Proxy Statement”) and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.

Concurrent with the closing of the Merger, USVP X entered into a Subscription Agreement with the Company to purchase 690,888 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $6,908,880.00 and AFF X entered into a Subscription Agreement with the Company to purchase 22,097 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $220,970.00. The above summary is qualified by reference to such description and the full text of the Subscription Agreement, which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing

EXHIBIT B	Power of Attorney

Exhibit 2.1	Agreement and Plan of Merger, dated as of May 26, 2021, by and among the Company, Locust Walk Merger Sub, Inc. and eFFECTOR Therapeutics, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the Commission on May 27, 2021 (File No. 001-39866) and incorporated herein by reference).

Exhibit 4	Form of Subscription Agreement, (filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K as filed with the Commission on August 31, 2021 (File No. 001-39866) and incorporated herein by reference).

EXHIBIT 10.3	Amended and Restated Registration Rights Agreement, dated as of August 25, 2021, among the Company and each of the signatories thereto (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-39866), filed with the SEC on August 25, 2021.

EXHIBIT 10.12	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.12 of the Company’s S-4 (File No. 333-257091) filed with the SEC on August 5, 2021.

CUSIP No. 28202V108	13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2021

PRESIDIO MANAGEMENT GROUP X, L.L.C.

U.S. Venture Partners X, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

USVP X AFFILIATES, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

Jonathan D. Root CASEY M. TANSEY

By: /s/ Dale Holladay _________________________ Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities	By: /s/ Dale Holladay_________________________ Dale Holladay, Attorney-In-Fact for the above-listed individuals

CUSIP No. 28202V108	13D	Page 12 of 13 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Effector Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 9, 2021

PRESIDIO MANAGEMENT GROUP X, L.L.C.

U.S. Venture Partners X, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

USVP X AFFILIATES, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

Jonathan D. Root CASEY M. TANSEY

By: /s/ Dale Holladay _________________________ Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities	By: /s/ Dale Holladay_________________________ Dale Holladay, Attorney-In-Fact for the above-listed individuals

CUSIP No. 28202V108	13D	Page 13 of 13 Pages

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Presidio Management Group X, L.L.C. or such other person or entity as is designated in writing by Dale Holladay (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates each of Casey Tansey, Dale Holladay and Kenji Yanagishita (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 2, 2018

Presidio Management Group X, L.L.C.		U.S. Venture Partners X, L.P.
By Presidio Management Group x, L.L.C.
By:	/s/ Casey M. Tansey	Its General Partner
Name: Casey M. Tansey
	Title: Managing Member	By:	/s/ Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

USVP X affiliates, L.P.
By Presidio Management Group x, L.L.C.
Its General Partner

		By:	/s/ Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

/s/ Irwin Federman	/s/ Casey M. Tansey
Irwin Federman	CASEY M. TANSEY

/s/ Steven M. Krausz	/s/ Jonathan D. Root
Steven M. Krausz	Jonathan D. Root

/s/ Paul Matteucci	/s/ Richard W. Lewis
Paul Matteucci	Richard W. Lewis